Exhibit 99.1

Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

MAYFAIR GOLD CORP.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	Note	June 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	5	22,948,715	38,193,983
Other receivables		371,186	166,961
Current portion of prepaid expenses and deposits	8	1,920,049	416,890
		25,239,950	38,777,834

Restricted cash	6	124,763	-
Prepaid expenses and deposits	8	-	120,322
Property, plant and equipment	9	422,384	377,198
Mineral properties	10	16,497,500	13,997,500
Total assets		42,284,597	53,272,854

LIABILITIES
Current
Accounts payable and accrued liabilities	11	2,836,142	1,167,556
Total liabilities		2,836,142	1,167,556

SHAREHOLDERS’ EQUITY
Share capital	12	117,833,547	116,281,919
Share-based payments reserve	12	6,771,562	6,309,124
Deficit		(85,156,654)	(70,485,745)
Total shareholders’ equity		39,448,455	52,105,298
Total liabilities and shareholders’ equity		42,284,597	53,272,854

Nature of operations (Note 1)

Approved and authorized for issuance on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Christine Hsieh
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars, except number of shares)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
		$	$	$	$
Operating expenses
Depreciation	9	8,837	7,955	16,065	15,069
Exploration and evaluation	10, 14	4,700,139	1,363,012	9,965,033	2,563,234
General and administrative	13, 14	2,515,487	604,914	4,239,876	1,026,346
Share-based payments	12, 14	262,987	189,251	826,495	425,215
		7,487,450	2,165,132	15,047,469	4,029,864

Other income (expenses)
Foreign exchange gain (loss)		(28,295)	581	(25,785)	281
Interest income	5, 6, 7	166,675	51,493	401,174	100,892
Other income		-	-	1,171	-
Loss and comprehensive loss		(7,349,070)	(2,113,058)	(14,670,909)	(3,928,691)

Loss per share:
Basic and diluted (Note 1)		(0.11)	(0.04)	(0.22)	(0.07)

Weighted average number of common shares outstanding:
Basic and diluted (Note 1)		67,128,925	54,641,504	67,064,703	54,641,504

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	Six months ended June 30,
	2026	2025
	$	$
Operating activities
Loss and comprehensive loss for the period	(14,670,909)	(3,928,691)
Adjustments for:
Depreciation	16,065	15,069
Share-based payments	826,495	425,215
Foreign exchange (gain) loss	(1,352)	(677)
Interest income	(80)	(33,127)
Changes in non-cash working capital:
Other receivables	(204,225)	(28,203)
Prepaid expenses and deposits	(1,382,837)	(42,983)
Accounts payable and accrued liabilities	1,668,952	(54,620)
Cash used in operating activities	(13,747,891)	(3,648,017)

Investing activities
Cash held as collateral	(92,000)	-
Purchase of investment	(31,697)	(3,000,000)
Purchases of property, plant and equipment	(61,251)	(5,302)
Purchase of mineral properties	(2,500,000)	-
Cash used in investing activities	(2,684,948)	(3,005,302)

Financing activities
Proceeds from private placement	254,041	-
Proceeds from exercise of warrants	933,530	-
Cash provided by financing activities	1,187,571	-

Change in cash and cash equivalents	(15,245,268)	(6,653,319)
Cash and cash equivalents, beginning of period	38,193,983	9,534,129
Cash and cash equivalents, end of period	22,948,715	2,880,810

Supplemental cash flow information:
Cash interest income received	409,738	67,765
Interest paid in cash	-	-
Income tax paid in cash	-	-

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars, except number of shares)

	Common shares (Note 1)	Share Capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2024	54,641,514	79,605,844	4,660,036	(60,526,467)	23,739,413
Share-based payments	-	-	425,215	-	425,215
Loss and comprehensive loss for the period	-	-	-	(3,928,691)	(3,928,691)
Balance, June 30, 2025	54,641,514	79,605,844	5,085,251	(64,455,158)	20,235,937
Issuance of common shares - private placement	12,122,002	40,002,600	-	-	40,002,600
Share issue costs	-	(3,482,903)	877,484	-	(2,605,419)
Exercise of warrants	34,092	156,378	(43,874)	-	112,504
Share-based payments	-	-	390,263	-	390,263
Loss and comprehensive loss for the period	-	-	-	(6,030,587)	(6,030,587)
Balance, December 31, 2025	66,797,608	116,281,919	6,309,124	(70,485,745)	52,105,298
Issuance of common shares - private placement	58,000	254,041	-	-	254,041
Exercise of warrants	282,888	1,297,587	(364,057)	-	933,530
Share-based payments	-	-	826,495	-	826,495
Loss and comprehensive loss for the period	-	-	-	(14,670,909)	(14,670,909)
Balance, June 30, 2026	67,138,496	117,833,547	6,771,562	(85,156,654)	39,448,455

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

1.            NATURE OF OPERATIONS

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 3100 – 666 Burrard Street Vancouver, BC V6C 2X8. The Company’s principal place of business is 489 McDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

The Company was listed for trading on the TSX Venture Exchange under the symbol “MFG.V”, the Frankfurt Stock Exchange under the symbol “9M5”, and the OTCQX under the symbol “MFGCF”. On January 27, 2026, the Company commenced trading on the NYSE American Stock Exchange under the ticker symbol “MINE”. The Company will remain listed on the TSX Venture Exchange under the symbol “MFG.V” and ceased trading on the OTCQX market.

These unaudited condensed interim financial statements for the three and six months ended June 30, 2026 and 2025 (“financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company

December 2025 Share consolidation

On December 18, 2025, the Company consolidated its outstanding common shares on the basis of two pre-consolidated common shares for one post-consolidated common share (the “Share Consolidation”). All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to the Share Consolidation.

2.            BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issuance on August 12, 2026.

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”).

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. The functional currency is the currency of the primary economic environment in which an entity operates. References to “US$” or “USD” are to United States dollars.

The accompanying notes are an integral part of these condensed interim financial statements.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

3.            MATERIAL ACCOUNTING POLICY INFORMATION

The same accounting policies and methods of computation are followed in these financial statements as compared with the Annual Financial Statements, except for the following:

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company adopted these amendments effective January 1, 2026 retrospectively with no restatement of comparative information, in accordance with the transition requirements on initial application of IFRS 9, and adoption did not have a material impact on the classification, measurement, or disclosure of its financial instruments.

4.            SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgments in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgments and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgments and estimates is pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these financial statements, the Company applied the same significant judgments in applying its accounting policies and is exposed to the same sources of estimation uncertainty as disclosed in its Annual Financial Statements.

5.            CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of redeemable guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	June 30, 2026	December 31, 2025
	$	$
Cash	22,948,715	38,097,832
Cash equivalents (1)	-	96,151
	22,948,715	38,193,983

(1)	Cash equivalents consist of redeemable GICs with maturities of 1 to 7 months and interest rates between 1.75% and 2.25%. The GICs outstanding at December 31, 2025 were redeemed in May 2026.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

5.            CASH AND CASH EQUIVALENTS (continued)

During the three and six months ended June 30, 2026, interest income from GICs and deposits in the Company’s savings account totaled $175,239 and $409,738, respectively (2025 - $29,489 and $67,765, respectively).

6.            RESTRICTED CASH

A summary of the Company’s restricted cash is as follows:

	June 30, 2026	December 31, 2025
	$	$
Cash held as collateral	92,000	-
Guaranteed investment certificate	32,763	-
	124,763	-

Restricted cash and a redeemable GIC issued on May 20, 2026 with an interest rate of 2.25% are held with the bank as collateral for the Company’s credit cards issued to key management personnel.

During the three and six months ended June 30, 2026, interest income from the GIC totaled $80 and $80, respectively (2025 - $nil and $nil, respectively).

7.            SHORT-TERM INVESTMENT

On February 13, 2025, the Company purchased a short-term investment which consisted of a non-redeemable six-month GIC with a value of $3,000,000 and an interest rate of 2.95%, which matured on August 12, 2025.

During the three and six months ended June 30, 2026, interest income from the short-term investment totaled $nil and $nil, respectively (2025 - $22,004 and $33,127, respectively).

8.            PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	June 30, 2026	December 31, 2025
	$	$
Prepaid expenses	522,142	489,740
Deposits with suppliers	1,397,907	47,472
	1,920,049	537,212

Current portion	1,920,049	416,890
Non-current portion	-	120,322

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

9.            PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Computers	Furniture and fixtures	Building	Land	Machinery and equipment	Vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance, December 31, 2024	68,003	13,210	358,420	69,000	56,288	130,050	694,971
Additions	5,302	-	-	-	-	3,000	8,302
Balance, December 31, 2025	73,305	13,210	358,420	69,000	56,288	133,050	703,273
Additions	-	-	16,332	-	-	44,919	61,251
Balance, June 30, 2026	73,305	13,210	374,752	69,000	56,288	177,969	764,524

Accumulated depreciation
Balance, December 31, 2024	67,795	9,887	51,108	-	36,809	130,050	295,649
Depreciation	2,332	2,662	14,338	-	10,961	133	30,426
Balance, December 31, 2025	70,127	12,549	65,446	-	47,770	130,183	326,075
Depreciation	1,381	653	7,495	-	3,653	2,883	16,065
Balance, June 30, 2026	71,508	13,202	72,941	-	51,423	133,066	342,140

Carrying amount
Balance, December 31, 2025	3,178	661	292,974	69,000	8,518	2,867	377,198
Balance, June 30, 2026	1,797	8	301,811	69,000	4,865	44,903	422,384

Depreciation during the three and six months ended June 30, 2026 was $8,837 and $16,065, respectively (2025 - $7,955 and $15,069, respectively).

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

10.            MINERAL PROPERTIES

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Fenn-Gib APA”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Fenn-Gib APA, the Company agreed to acquire a portfolio of mineral interests comprising 6 mining leases, 18 patented mining claims, 144 cell claims and 3 surface rights-only patents. These properties are located in the Guibord, Munro, Michaud and McCool Townships in northeastern Ontario, Canada (collectively, the “Fenn-Gib Property”).

As consideration, the Company agreed to:

i.	Pay $13,997,500 in cash; and
ii.	Grant Lake Shore a 1.0% net smelter returns (“NSR”) royalty on future production from the Fenn-Gib Property.

The transaction closed on December 31, 2020, at which time $13,997,500 was paid and capitalized as mineral properties.

On April 1, 2026, the Company entered into a binding asset purchase agreement (the “Plato APA”) with Plato Gold Corp. (“Plato”) to acquire additional mineral property interests contiguous or proximal to the Fenn-Gib Property. The transaction closed on May 21, 2026. These properties have been incorporated into the Company’s broader Fenn-Gib Property portfolio. The acquired interests include:

i.	Guibord Property - 50% beneficial interest and 100% registered interest in various contiguous mining claims covered by two mining leases.
ii.	Marriott Property - 100% interest in various contiguous mining claims.
iii.	Holloway Property - 100% interest in various contiguous mining claims, including one mining lease.

Management assessed the acquisition in accordance with IFRS Accounting Standards and determined that the acquired set did not constitute a business as defined in IFRS 3, Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition.

The aggregate purchase price consisted of cash consideration of $2,500,000 (paid). In addition, certain of the acquired claims remain subject to a pre-existing 2.0% net smelter returns royalty which runs with title to the mineral properties. Management determined that no separate identifiable asset or liability arose in respect of the royalty as part of the acquisition. Accordingly, the full purchase price of $2,500,000 was capitalized to mineral properties upon closing of the transaction on May 21, 2026.

The carrying value of mineral properties as at June 30, 2026 was $16,497,500 (December 31, 2025 - $13,997,500), representing the cumulative historical acquisition cost of the Fenn-Gib Property and subsequent additions.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Camp maintenance, supplies, mobilization, general costs	132,985	49,245	252,794	85,857
Drilling	489,625	-	1,564,429	336,159
Environmental assessment and studies	3,450,430	984,169	5,925,275	1,543,001
Project evaluation and development personnel	334,228	329,598	1,506,826	571,431
Exploration personnel and program support	69,215	-	69,215	8,700
Laboratory analysis	131,512	-	252,911	-
Other exploration and evaluation expenses	55,744	-	65,744	18,086
Community relations	36,400	-	327,839	-
	4,700,139	1,363,012	9,965,033	2,563,234

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
	$	$
Accounts payable	1,641,867	836,033
Accrued liabilities	1,097,869	300,167
Credit card liabilities	9,372	26,380
Payroll liabilities	87,034	4,976
	2,836,142	1,167,556

12.            SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Issued share capital

The number of shares issued and fully paid as at June 30, 2026 is 67,138,496 (December 31, 2025 - 66,797,608).

During the six months ended June 30, 2026, the Company had the following share capital transactions:

•	The Company closed a non-brokered private placement and issued 58,000 common shares at a price of $4.38 per share for gross proceeds of $254,041.
•	The Company issued 282,888 common shares pursuant to the exercise of 282,888 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $933,530. The fair value of the warrants was determined to be $364,057 at initial recognition, resulting in $364,057 being transferred to share capital from share-based payment reserves.

During the year ended December 31, 2025, the Company had the following share capital transactions:

•	On September 16, 2025, the Company closed a brokered private placement and issued 12,122,002 common shares at a price of $3.30 per share for gross proceeds of $40,002,600. Share issuance costs of $2,605,419 were incurred in connection with the offering. Pursuant to this private placement, the Company issued 681,843 warrants to certain finders. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.30 per warrant and will expire on September 16, 2027. The Company attributed a fair value of $877,484 to the warrants which was determined using the Black-Scholes option pricing model (“BSM”).
•	The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $112,504. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from share-based payment reserves.

Stock options

The Company has an omnibus equity incentive plan (“the Plan”) under which non-transferable options, deferred share units, and restricted share units may be granted to directors, officers, employees or service providers of the Company. Under the Plan, the maximum number of shares which may be reserved for issuance is 10% of the number of issued and outstanding common shares. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

12.            SHARE CAPITAL (continued)

During the six months ended June 30, 2026, the Company had the following stock option transactions:

•	On January 26, 2026, the Company granted 645,000 stock options to directors, officers, employees, and advisors with each option exercisable into common shares at an exercise price of $5.94 per share. The options are exercisable for a five-year term expiring on January 26, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively employed or engaged with the Company on January 26, 2027, the remaining options will vest and become exercisable on each calendar month starting on February 26, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $1,677,777 using the BSM.
•	On February 2, 2026, the Company granted 100,000 stock options to an advisor with each option exercisable into common shares at an exercise price of $5.36 per share. The options are exercisable for a five-year term expiring on February 2, 2031. Of the options granted, one third of the options vested on the grant date, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on February 2, 2027, the remaining options will vest and become exercisable on February 2, 2028 if the option holder remains actively engaged with the Company. The fair value of the options was determined to be $242,615 using the BSM.
•	On April 7, 2026, the Company granted 250,000 stock options to an officer with each option exercisable into common shares at an exercise price of $4.38 per share. The options are exercisable for a five-year term expiring on April 7, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on April 7, 2027, the remaining options will vest and become exercisable on each calendar month starting on May 7, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $505,162 using the BSM.
•	On June 25, 2026, the Company granted 475,000 stock options to directors and officers with each option exercisable into common shares at an exercise price of $3.42 per share. The options are exercisable for a five-year term expiring on June 25, 2031. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively engaged with the Company on June 25, 2027, the remaining options will vest and become exercisable on each calendar month starting on July 25, 2027 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $687,356 using the BSM.

During the year ended December 31, 2025, the Company had the following stock option transactions:

•	On January 28, 2025, the Company granted 87,500 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.40 per share. The options are exercisable for a five-year term expiring on January 28, 2030. Of the stock options granted, 29,167 of the options vested immediately, 29,167 will vest on January 28, 2026, and 29,166 will vest on January 28, 2027. The fair value of the options was determined to be $217,623 using the BSM.
•	On February 13, 2025, the Company granted 175,000 options to an officer of the Company with each option exercisable into common shares at an exercise price of $3.70 per share. The options are exercisable for a five-year term expiring on February 13, 2030. Of the stock options granted, 58,333 will vest on March 1, 2026, and the remaining 116,667 will vest on a monthly basis thereafter until March 1, 2028. The fair value of the options was determined to be $466,630 using the BSM.
•	On November 20, 2025, the Company granted 300,000 options to an officer and consultants of the Company with each option exercisable into common shares at an exercise price of $4.34 per share. The options are exercisable for a five-year term expiring on November 20, 2030. Of the options granted, one third of the options will vest and become exercisable if the option holder is actively employed or engaged with the Company on November 20, 2026, the remaining options will vest and become exercisable on each calendar month starting on December 20, 2026 for twenty-four months thereafter for each subsequent month that the option holder remains actively employed with the Company. The fair value of the options was determined to be $896,871 using the BSM.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

12.            SHARE CAPITAL (continued)

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024	811,500	3.33
Granted	562,500	3.99
Expired	(156,500)	3.80
Balance, December 31, 2025	1,217,500	3.58
Granted	1,470,000	4.82
Forfeited	(537,500)	4.92
Balance, June 30, 2026	2,150,000	4.09

A summary of the Company’s outstanding and exercisable stock options as at June 30, 2026 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
February 3, 2028	50,000	50,000	3.00	1.60
November 14, 2028	112,500	112,500	4.28	2.38
June 20, 2029	50,000	33,333	3.80	2.98
February 13, 2030	175,000	72,917	3.70	3.63
November 20, 2030	300,000	-	4.34	4.39
December 31, 2030	100,000	100,000	0.94	4.51
January 26, 2031	395,000	-	5.94	4.58
February 2, 2031	100,000	33,333	5.36	4.60
April 7, 2031	250,000	-	4.38	4.77
June 25, 2031	475,000	-	3.42	4.99
January 6, 2032	50,000	50,000	1.80	5.52
December 6, 2032	92,500	92,500	2.58	6.44
	2,150,000	544,583	4.09	4.47

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the stock options granted during the six months ended June 30, 2026 and year ended December 31, 2025 is as follows:

	2026	2025
Share price	$4.73	$3.90
Exercise price	$4.82	$3.90
Risk-free interest rate	2.98%	2.82%
Expected life (years)	5.00	5.00
Expected volatility	48.31%	90.30%
Expected annual dividend yield	0.00%	0.00%

During the three and six months ended June 30, 2026, the Company recognized share-based payments of $262,987 and $826,495, respectively (2025 - $189,251 and $425,215, respectively) from the vesting of stock options, adjusted for forfeitures of unvested options.

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

12.            SHARE CAPITAL (continued)

Warrants

During the six months ended June 30, 2026, the Company had the following warrant transaction:

•	The Company issued 282,888 common shares pursuant to the exercise of 282,888 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $933,530. The fair value of the warrants was determined to be $364,057 at initial recognition, resulting in $364,057 being transferred to share capital from share-based payment reserves. The weighted average share price on the date of exercise for warrants during the year was $5.19 per common share.

During the year ended December 31, 2025, the Company had the following warrant transactions:

•	On September 16, 2025, the Company closed a brokered private placement and issued 681,843 warrants with a fair value of $877,484 as share issuance costs. Each warrant entitles the holder to purchase one common share at a price of $3.30 per share until September 16, 2027.
•	The Company issued 34,092 common shares pursuant to the exercise of 34,092 warrants with a weighted average exercise price of $3.30 per share for gross proceeds of $112,504. The weighted average share price on the date of exercise for warrants during the year was $4.33 per common share. The fair value of the warrants was determined to be $43,874 at initial recognition, resulting in $43,874 being transferred to share capital from share-based payment reserves.

A summary of the Company’s warrant activity is as follows:

	Warrants outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2024	-	-
Issued	681,843	3.30
Exercised	(34,092)	3.30
Balance, December 31, 2025	647,751	3.30
Exercised	(282,888)	3.30
Balance, June 30, 2026	364,863	3.30

A summary of the Company’s outstanding warrants as at June 30, 2026, is as follows:

Date of expiry	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	$	Years
September 16, 2027	364,863	3.30	1.21
	364,863	3.30	1.21

A summary of the Company’s weighted average inputs used in the BSM to calculate the fair value of the warrants granted during the six months ended June 30, 2026 and year ended December 31, 2025 is as follows:

	2026		2025
Share price	$	Nil	$4.04
Exercise price	$	Nil	$3.30
Expected life (years)		Nil	2.00
Risk-free interest rate		Nil	2.46%
Expected volatility		Nil	37.90%
Expected annual dividend yield		Nil	0.00%

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

13.            GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Directors’ fees (Note 14)	12,820	12,820	25,640	25,640
Management fees (Note 14)	271,076	229,029	801,347	379,074
Marketing and public relations	653,415	139,838	892,548	140,602
Insurance expense	169,341	20,321	455,942	50,034
Office and technology expense	113,902	30,583	194,233	86,166
Meals and travel expense	164,537	1,289	254,616	2,508
Professional fees	794,580	149,792	1,248,451	281,613
Transfer agent and regulatory fees	335,816	21,242	367,099	60,709
	2,515,487	604,914	4,239,876	1,026,346

14.            RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer (the “CEO”), Chief Operating Officer (the “COO”), Chief Financial Officer (“CFO”), Vice President of Exploration, Vice President of Mineral Resources, Vice President of Capital Markets, their companies and close family members.

A summary of the Company’s related party transactions and key management compensation for the three and six months ended June 30, 2026 and 2025 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Directors’ fees	12,820	12,820	25,640	25,640
Project evaluation and development personnel (1)	78,600	188,139	498,253	291,231
Management fees	271,076	191,008	801,347	339,074
Share-based payments	111,539	186,746	467,290	417,583
	474,035	578,713	1,792,530	1,073,528

(1)	Amounts relating to the compensation of COO, Vice President of Exploration and Vice President of Mineral Resources are included in exploration and evaluation expenses.

A summary of the amounts due to related parties in accounts payable and accrued liabilities as at June 30, 2026 and December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
	$	$
Payable to a corporation partially owned by the former interim CFO	-	50,291
Payable to key management personnel	26,523	61,229
Payable to other related party	-	5,040
	26,523	116,560

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

15.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), restricted cash, deposits and accounts payable and accrued liabilities, which are classified as and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature. The Company had no financial instruments measured at fair value as at June 30, 2026 and December 31, 2025.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing these financial instruments with major financial institutions. The Company considers the credit risk related to cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of interest risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has no significant financial instruments with variable interest rates and has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. For the three and six months ended June 30, 2026, the Company incurred a loss of $7,349,070 and $14,670,909, respectively (2025 - $2,113,058 and $3,928,691, respectively). The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at June 30, 2026, the Company had a cash and cash equivalents balance of $22,948,715 (December 31, 2025 - $38,193,983) to settle current liabilities of $2,836,142 (December 31, 2025 - $1,167,556) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency of the Company. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar on its cash, GIC and accounts payable balances.

A summary of the Company’s financial instruments held in USD, expressed in Canadian dollars is as follows:

	June 30, 2026	December 31, 2025
	$	$
Cash and cash equivalents	19,717	936,603
Guaranteed investment certificate	32,763	-
Accounts payable and accrued liabilities	(13,924)	(19,421)
	38,556	917,182

MAYFAIR GOLD CORP.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

15.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $3,856 (December 31, 2025 - $91,718). The Company has assessed the foreign exchange risk as minimal.

16.            CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2026.